Correspondence

CYBER ENVIRO-TECH, INC.

6991 E. Camelback Road, Suite D-300

Scottsdale, Arizona 85234

Telephone number. 866-687-6856

January 13, 2023

To:	Ms. Erin Donahue/Jay Ingram Staff Attorney United States Securities and Exchange Commission
100 F Street N.E.
Washington D.C. 20549

Re:	Cyber Enviro-Tech, Inc.
Registration Statement on Form S-1/A, File No. 333-267560
Filed September 22, 2022

Dear Mr. Donahue:

I am the Chief Executive Officer of Cyber Enviro-Tech, Inc., a Wyoming Corporation.  I respectfully request that the Commission accelerate the effective date of our company’s Registration Statement on Form S-1/A thereto to January 19, 2023, at 2:00 pm Eastern Standard Time, or soon thereafter as practicable.

The company hereby acknowledges that:

1.

Should the Commission of the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

2.

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve our company from our full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.

The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The company further acknowledges our full awareness of our responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed offering of the securities specified in our Form S-1 registration statement.

Thank you for your expedient and diligent review of this file.  If any further questions or comments should arise, we request that the Staff contact Mina Tran, Esq. at Tran Law Group at (800) 997-7905, (714-427-0222) telephone or email mina@tranlawgroup.us with any questions or comments.

Sincerely,

/s/ Kim Southworth

Kim Southworth, Chief Executive Officer

Cyber Enviro-Tech, Inc.